April 23, 2021

Special Committee
Board of Directors
FBL Financial Group Inc.
5400 University Ave.
West Des Moines, IA 50266

      Re: <u>Your Duty to Unaffiliated Shareholders</u>

Members of the Special Committee:

Capital Returns is one of FBL Financial Group's largest unaffiliated shareholders with 200,000 shares. We remain intensely focused on the take private acquisition proposal (the "Take Private Proposal") put forth by Farm Bureau Property and Casualty Insurance Company ("FBPCIC"), Iowa Farm Bureau Federation ("IFBF") and members of FFG's very own management team and Board of Directors. As you know, we believe the Take Private Proposal is grossly inadequate.

We are writing because we are baffled with the way in which you responded to the opinion of the leading proxy advisor, ISS, who has made an unusual recommendation to FBL shareholders to vote against the Take Private Proposal. Rather than embrace and use ISS's recommendation to negotiate for a higher transaction price to benefit the unaffiliated shareholders to whom you owe fiduciary duties, you have instead cast yourself in the role of Buyer's Lacky and defender of the indefensible.

Last night, you released a new slide deck claiming that ISS had made at least ten separate mistakes or misjudgments in its analysis. Seemingly, the only purpose of that new slide deck is to defend yourselves and your flawed process and negotiations; nothing about your misleading slides and analysis benefit the shareholders to whom you owe obligations. Rather than defending your own actions and "attacking the judge," you should instead be using ISS' cogent analysis to negotiate with FBPCIC for a higher price that would satisfy shareholders, like Capital Returns, and ISS.

As we have indicated to you and our fellow shareholders, the deal is unfair:

- ISS recommended shareholders vote against the deal.

- For thirteen years, FBL has used a group of peer companies to measure the Company's relative performance; those same peers have seen their stock price rise by nearly 50% since the deal was announced, effectively erasing the deal premium in the Take Private Proposal (Exhibit 1 and 2).

- FBL repurchased its own stock at approximately $69 per share, just 18 months prior to the receipt of FBPCIC's first offer.

Special Committee of the Board of Directors
FBL Financial Group Inc.
April 23, 2021
Page 2

- There has been just one whole public company US life insurance transaction consummated in the past 24 months (FG) and the book value excluding AOCI transaction multiple was 30+% higher than FBPCIC's $56. Inexplicably, FBL's financial advisor did not even include this deal in its fairness opinion.

It is incumbent upon you to vigorously defend the interests of FFG's unaffiliated shareholders by seeking a higher price from FBPCIC and reaching a revised agreement. We are also content to have the Company continue as an independent entity, while paying its generous regular and recurring special dividends.

Sincerely,

Ronald D. Bobman

Ronald Bobman
President
Capital Returns Management, LLC
(212) 813-0860

cc: Board of Directors, FBL Financial Group Inc.
        Board of Directors, Farm Bureau Property and Casualty Insurance Company
        Board of Directors, Iowa Farm Bureau Federation

FBL Selected the S5Life Index as its Stock's Peer Group for the Past 13 Years



Total Return Performance

FBL total stock return correlation coefficient to the S5LIFE Index is a "strong" **0.8**

Source: FBL Financial 10-K's (2008-2020)
S5Life is the ticker symbol for S&P 500 Life & Health Insurance Index.
Correlation coefficient was calculated for the 3 year period preceding September 3, 2020.

Exhibit 1
CAPITAL RETURNS

S5LIFE Index Performance v. FBL Stock

S5Life Insurer Index Members	April 22, 2021 Closing Price	September 3, 2020 Closing Price	Price Appreciation (9/3/2020 – 4/22/2021)
Aflac Inc	$52.94	$36.94	43.3%
Globe Life Inc	$102.11	$81.85	24.8%
Unum Group	$28.28	$18.39	53.8%
MetLife Inc	$61.90	$38.20	62.0%
Principal Financial Group Inc	$61.64	$42.52	45.0%
Lincoln National Corp	$62.24	$35.67	74.5%
Prudential Financial Inc	$96.74	$68.01	42.2%
S5Life Insurance Index % Change			49.4%
Current Offer v. Sep 3 2020 Close	$56.00	$37.25	50.3%

FBL would trade at $56 if it tracked the S5LIFE Insurer Index since 9/3/2020

Source: Bloomberg

Exhibit 2
CAPITAL RETURNS